UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06025590

February 16, 2006

William J. Mostyn, III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2006

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

Dear Mr. Mostyn:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to Bank of America by James Perry Slaton. We also have received a letter from the proponent dated January 10, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Enclosures

cc: James Perry Slaton
211 Newbury Circle
Westminster, SC 29693

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by James Perry Slaton

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal on October 31, 2005 (the "Proposal") from James Perry Slaton (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal recommends that "**all** stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(b) and (f) and Rules 14a-8(i)(7), (i)(4), and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal also may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation. Finally, the Proposal also may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rules 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership.

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f). Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting the proposal, and must continue to hold those securities through the date of the meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of the proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

On October 31, 2005, the Corporation received the Proposal. The Corporation's stockholder records did not reflect that the Proponent was a record holder. Accordingly, by letter dated November 3, 2005, a copy of which is attached as **Exhibit B**, the Corporation requested documentary support of the Proponent's ownership in the Corporation (the "Request Letter"). The Request Letter was sent certified mail, return receipt requested. Based on the return receipt received by the Corporation, a copy of which is attached as **Exhibit C**, the Proponent received the Request Letter on November 4, 2005. The Request Letter specifically referenced the 14-day deadline and provided the relevant portions of Rule 14a-8. More than 14 days have elapsed since the Proponent's receipt of the Request Letter and the Proponent has not timely provided the required evidence to document his ownership of at least $2,000 in market value of the Corporation's common stock continuously for at least one year prior to submitting the Proposal. See *International Business Machines Corporation* (November 30, 2005) and *The Home Depot, Inc.* (August 5, 2005).

Since the Proponent failed to provide the requested documentary support of his stock ownership within the required 14-day period, he has failed to comply with the requirements of Rules 14a-8(b) and (f). Accordingly, the Proposal may properly be omitted from the Corporation's proxy materials for the 2006 Annual Meeting.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The Division has routinely found that proposals involving the conduct of stockholder meetings relate to matters of ordinary business and can be excluded under Rule 14a-8(i)(7). See *The Gillette Company* (February 22, 2005) (excluding a proposal requesting a period of time be set aside so that "all who wish to speak may do so"); *AmSouth Bancorporation* (January 15, 2002)(excluding a proposal requesting that the floor of the company's annual meeting be opened to questions and comments from shareholders for thirty minutes prior to adjournment); *Verizon Communications Inc.* (February 25, 2002) (excluding a proposal that sought to limit the location of the company's annual meetings); *Niagara Mohawk Holdings, Inc.* (March 5, 2001)(excluding a proposal that related to setting aside a discussion room for all shareholders at the company's annual meeting; and *The Gillette Company* (February 2, 2001) (excluding a proposal recommending that the board provide information to shareholders attending the company's annual meeting and present measures for open discussion). The Proposal seeks to address the means by which the Corporation conducts its annual meetings. Such matters are well within the ordinary business operations of the Corporation and clearly do not raise any significant policy concerns. Accordingly, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation.

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter that relates to the redress of a personal grievance against the Corporation. The Proponent was formerly employed by the Corporation as a security guard. The Proponent was terminated prior to the 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). Prior the 2005 Annual Meetings, the Proponent contacted numerous people inside and outside of the Corporation to:

- indicate that he would be at the 2005 Annual Meeting and intended to discuss various issues related to his employment at the Corporation and to directly engage Kenneth D. Lewis, the Corporation's Chairman, Chief Executive Officer and President about his personal issues;
- threaten litigation in connection with his termination; and
- state that he will do whatever it takes and whatever necessary to get even with the people that did him wrong.

Based on these communications, the Corporation perceived that the Proponent was likely to cause a disturbance at the 2005 Annual Meeting and posed a threat of harm to other shareholders, employees and directors and, accordingly, denied the Proponent access to the 2005 Annual

Meeting. While the Proposal is facially neutral, it is clear that the subject matter of the Proposal relates directly to the Proponent's personal situation and the denial of his access to the 2005 Annual Meeting. The Division has regularly permitted the exclusion of proposals designed to redress a personal grievance. See *General Electric Company* (February 2, 2005); *Morgan Stanley* (January 4, 2003); *NSTAR* (March 15, 2000); and *US WEST* (February 22, 1999). Accordingly, since the Proposal deals with a matter that relates to the redress of the Proponent's personal grievance against the Corporation, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

4. The Company may omit the Proposal pursuant to Rules 14a-8(i)(10) because the Corporation has already substantially implemented the Proposal.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See *The Gap, Inc.* (March 4, 2005) and *Bank of America Corporation* (February 18, 2003). The Corporation has traditionally permitted all of its stockholders to attend its annual meetings and to speak at those meetings in accordance with the meeting rules. The only exception is when there is a reason to believe that the stockholder may cause a disturbance at the annual meeting or pose a threat of harm to other stockholders, or to the employees or directors of the Corporation. Accordingly, the proposal to permit stockholders shall be entitled to attend and speak at any and all annual meetings has not only been substantially implemented, but it has, in fact, been "fully effected" and should be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

cc: James Perry Slaton

EXHIBIT A

OFFICE OF THE

OCT 3 1 2005

CORPORATE SECRETARY

Mr. William Mostyn
Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Proxy Statement Proposal for 2006 Annual Meeting

Resolved: The shareholders recommend that **all** stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders.

Please advise Mr. Ken Lewis of this proposal.

Respectfully submitted,

James R Slaton

James Perry Slaton
211 Newbury Circle
Westminster, SC 29693
980.254.5653

EXHIBIT B

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

November 3, 2005

VIA CERTIFIED MAIL/
<u>RETURN RECEIPT REQUESTED</u>

James Perry Slaton
211 Newbury Circle
Westminster, SC 29693

Re: <u>Bank of America Corporation (the "Corporation")</u>

Dear Mr. Slaton:

We received your stockholder proposal on October 31, 2005.

The Corporation has traditionally permitted all of its shareholders to attend its annual meetings and to speak at those meetings in accordance with the meeting rules. The only exception is when there is a reason to believe that the shareholder may cause a disturbance at the annual meeting or pose a threat of harm to other shareholders or to the directors of the Corporation. Accordingly, to use the terminology in the Proxy Rules, your proposal has been substantially implemented.

In order to properly consider any proposal for inclusion in the Corporation's proxy statement, a shareholder must meet certain eligibility requirements relating to share ownership. Our records do not reflect that you are the "record" holder of your shares of the Corporation's common stock. The Proxy Rules require that shareholders submitting proposals must verify that they own at least $2,000 in market value of the issuer's stock. Submitting shareholders have 14 calendar days to cure such defects. For your convenience, I have attached a copy of the relevant SEC provision, Rule 14a-8(b).

Very truly yours,

William J. Mostyn III
General Deputy Counsel and
Corporate Secretary

Attachment

725259

copy of proxy materials to a shared address in accordance with Exchange A Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it do not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its pro statement and identify the proposal in its form of proxy when the company holds an annual special meeting of shareholders. In summary, in order to have your shareholder propos included on a company's proxy card, and included along with any supporting statement in i proxy statement, you must be eligible and follow certain procedures. Under a few specif circumstances, the company is permitted to exclude your proposal, but only after submitting i reasons to the Commission. We structured this section in a question-and-answer format so that is easier to understand. The references to "you" are to a shareholder seeking to submit tl proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or i board of directors take action, which you intend to present at a meeting of the company shareholders. Your proposal should state as clearly as possible the course of action that yo believe the company should follow. If your proposal is placed on the company's proxy card, th company must also provide in the form of proxy means for shareholders to specify by boxes choice between approval or disapproval, or abstention. Unless otherwise indicated, the wor "proposal" as used in this section refers both to your proposal, and to your correspondin statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at leas $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal a the meeting for at least one year by the date you submit the proposal. You must continue to hol those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appear in the company's records as a shareholder, the company can verify your eligibility on its own although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit you proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holde of your securities (usually a broker or bank) verifying that, at the time you submitted you proposal, you continuously held the securities for at least one year. You must also include you own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

EXHIBIT C

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. James Perry Slaton
211 Newbury Circle
Westminister, SC 29693

rec'd 11/7/05 kmo

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature]
☐ Agent
☐ Addressee

B. Received by *(Printed Name)*

C. Date of Delivery
11/4/05

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7003 1010 0000 8694 6759

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

PM
NOV

• Sender: Please print your name, address, ~~and ZIP+4 in this box~~ •

Bank of America
100 N. Tryon Street
NC1-007-20-01
Charlotte, N.C. 28255
Attn: Kristin Oberheu

6202+2135

OFFICE OF THE

OCT 31 2005

CORPORATE SECRETARY

Mr. William Mostyn
Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Proxy Statement Proposal for 2006 Annual Meeting

Resolved: The shareholders recommend that all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders.

Please advise Mr. Ken Lewis of this proposal.

Respectfully submitted,

James P. Slaton

James Perry Slaton
217 Newbury Circle
Westminster, SC 29693
980.254.5653

OFFICE OF THE

OCT 31 2005

CORPORATE SECRETARY

Mr. William Mostyn
Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Proxy Statement Proposal for 2006 Annual Meeting

Resolved: The shareholders recommend that all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders.

Please advise Mr. Ken Lewis of this proposal.

Respectfully submitted,

James R Slaton

James Perry Slaton
217 Newbury Circle
Westminster, SC 29693
980.254.5653

James Perry Slaton
211 Newbury Circle
Westminster, SC 29693

January 10, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Bank of America Stockholder Proposal

Ladies and Gentlemen,

I, James Perry Slaton, a long time holder of Bank of America stock, submitted a proposal for inclusion in the proxy statement related to the Bank of America's 2006 Annual Meeting of Stockholders.

The "proposal" is as follows:

"The shareholders recommend that all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders".

<u>False and Misleading Statements to the SEC</u>

Mr. William J. Mostyn, III, Deputy General Counsel and Corporate Secretary of Bank of America, has petitioned the SEC to allow Bank of America to exclude the above mentioned proposal from Bank of America's 2006 Annual Stockholders meeting's proxy materials (**Exhibit A**)

Mr. Mostyn's letter includes several false and misleading statements.

They include but are not limited to:

1) I (Slaton) have threatened litigation in connection with my termination. (Untrue, I have not)

2) I (Slaton) stated I will do whatever it takes and whatever necessary to get even with the people who have done me wrong. (Untrue, I did not make this statement). This statement was fabricated

by a Bank of America employee who is the subject of a racial discrimination lawsuit filed against Bank of America – Jeffrey Schwartz v. Bank of America. I have been subpoenaed to testify in this action. My testimony incriminates the person who made this statement. He is trying desperately to discredit me.

3) I (Slaton) was denied access to Bank of America's 2005 Annual Stockholder's meeting. (Untrue. Bank of America tried to intimidate me by having a rather large police officer intercept me and ask me to speak with a bank official instead of attending the meeting. I could have walked right by the officer, presented my meeting invitation (**Exhibit B**) and attended the meeting. I chose to talk to the bank official. In retrospect, I realize that this was just a ploy, my meeting with the bank official was unproductive and abruptly ended by the official when the stockholders' meeting adjourned.).

4) The Corporation **perceived** I (Slaton) posed a threat of harm to other shareholders, employees and directors and would likely cause a disturbance at the 2005 Annual Meeting. (This is ludicrous, fabricated by Bank of America).

5) Proponent (Slaton) was employed by Bank of America as a security guard. (Untrue and demeaning. Mr. Mostyn included this in his letter to give the SEC the impression that I am armed and dangerous).

6) Bank of America's stockholder records reflect I am not "a record holder" (Untrue, see **Exhibit B again**). If this is true, why does Bank of America send me a dividend check every quarter and send me a meeting invitation every year?

Bank of America History of Intimidating Shareholders

Bank of America's CEO's office mandated that a member of Bank of America Corporate Security and a plain-clothed Charlotte Police Officer stand next to and **intimidate** stockholders who speak at annual shareholders' meetings. I know this occurred during the 2001 shareholder meeting. This has been captured on video and can be found in Bank of America's archives. If requested, I can provide names of witnesses.

Reasons for Inclusion of Proposal

The process of submitting this "proposal" meets all conditions as outlined by the Securities Exchange Act of 1934.

Rule 14a-8. Shareholder Proposals

I am eligible to submit a proposal and followed the outlined procedures.

Rule 14a-8(b)

I have continuously held well over $2,000 (market value) of voting securities for at least one year prior to submitting the "proposal" and will hold these securities through the date of the next Annual Stockholder meeting. I notified Mr. Mostyn of this in writing (**Exhibit C**).

Rule 14a-8(f)

Bank of America did not notify me that it was necessary for me to provide documentary support of my stock ownership. Their certified letter did not reach me. Someone printed my name and initialed the return receipt (**Exhibit D**) without my knowledge or permission.

My name appears in Bank of America's records as a shareholder. (**Exhibit B**) provides proof of this.

(**Exhibit E**) is a copy of page 30 of Bank of America's stockholder newsletter dated March 28, 2005. Please note the section regarding "Proposals for the 2006 Annual Meeting of Shareholders". I have complied with all procedures outlined in this section in submitting my proposal.

Rule 14a-8(i)(7)

None of the precedents quoted in Mr. Mostyn's letter regarding this rule are relevant.

Rule 142-8(i)(4)

Regarding the 2005 Annual Stockholder meeting, I had planned to limit my comments to matters of interest to my fellow shareholders, to include the unethical behavior of the Chief Financial Officer. Recently, this CFO was forced into retirement.

At this time, it is my intention to speak of only similar matters that impact the ethical and fiscal health of Bank of America. This fact renders the General Electric, Morgan Stanley, NSTAR and US West cases irrelevant.

Rulea-8(1)(10)

The company has somewhat, but not substantially, implemented my proposal. Bank of America's stockholders should be given the opportunity to vote on having the Proposal fully implemented.

I agree, that if it can be **proven**, (not just conjecture, opinion/bias or a **hidden agenda**) that a stockholder who has a history of violence and there is **substantiated** evidence that he/she may physically harm another meeting attendee, the individual should be supervised or barred from attending any meeting. The individual also should be incarcerated if they are dangerous enough to be barred from a meeting. In such cases, the SEC and the affected stockholder should be given the benefit and results, in writing, of an unbiased and fair investigation.

Conclusion

I, James Perry Slaton, request that, based on the facts outlined in this letter, the "Proposal" **not** be excluded from Bank of America's Proxy materials for the 2006 Annual Meeting. Please allow the stockholders to vote on this important proposal impacting their company.

Please notify me, of your decision, at my address noted in the upper right corner of page one of this letter.

I can be reached at 980.254.5653 or perryslaton@carolina.rr.com if clarification or more information is needed.

Respectfully submitted,

James R Slaton

James Perry Slaton

C: Mr. William Mostyn III
Deputy General Counsel, Corporate Secretary of Bank of America
(Via Email and US Postal Service)

EXHIBIT A

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by James Perry Slaton

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal on October 31, 2005 (the "Proposal") from James Perry Slaton (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal recommends that "**all** stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(b) and (f) and Rules 14a-8(i)(7), (i)(4), and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal also may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation. Finally, the Proposal also may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rules 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership.

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f). Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting the proposal, and must continue to hold those securities through the date of the meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of the proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

On October 31, 2005, the Corporation received the Proposal. The Corporation's stockholder records did not reflect that the Proponent was a record holder. Accordingly, by letter dated November 3, 2005, a copy of which is attached as **Exhibit B**, the Corporation requested documentary support of the Proponent's ownership in the Corporation (the "Request Letter"). The Request Letter was sent certified mail, return receipt requested. Based on the return receipt received by the Corporation, a copy of which is attached as **Exhibit C**, the Proponent received the Request Letter on November 4, 2005. The Request Letter specifically referenced the 14-day deadline and provided the relevant portions of Rule 14a-8. More than 14 days have elapsed since the Proponent's receipt of the Request Letter and the Proponent has not timely provided the required evidence to document his ownership of at least $2,000 in market value of the Corporation's common stock continuously for at least one year prior to submitting the Proposal. See *International Business Machines Corporation* (November 30, 2005) and *The Home Depot, Inc.* (August 5, 2005).

Since the Proponent failed to provide the requested documentary support of his stock ownership within the required 14-day period, he has failed to comply with the requirements of Rules 14a-8(b) and (f). Accordingly, the Proposal may properly be omitted from the Corporation's proxy materials for the 2006 Annual Meeting.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The Division has routinely found that proposals involving the conduct of stockholder meetings relate to matters of ordinary business and can be excluded under Rule 14a-8(i)(7). See *The Gillette Company* (February 22, 2005) (excluding a proposal requesting a period of time be set aside so that "all who wish to speak may do so"); *AmSouth Bancorporation* (January 15, 2002)(excluding a proposal requesting that the floor of the company's annual meeting be opened to questions and comments from shareholders for thirty minutes prior to adjournment); *Verizon Communications Inc.* (February 25, 2002) (excluding a proposal that sought to limit the location of the company's annual meetings); *Niagara Mohawk Holdings, Inc.* (March 5, 2001)(excluding a proposal that related to setting aside a discussion room for all shareholders at the company's annual meeting; and *The Gillette Company* (February 2, 2001) (excluding a proposal recommending that the board provide information to shareholders attending the company's annual meeting and present measures for open discussion). The Proposal seeks to address the means by which the Corporation conducts its annual meetings. Such matters are well within the ordinary business operations of the Corporation and clearly do not raise any significant policy concerns. Accordingly, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation.

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter that relates to the redress of a personal grievance against the Corporation. The Proponent was formerly employed by the Corporation as a security guard. The Proponent was terminated prior to the 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). Prior the 2005 Annual Meetings, the Proponent contacted numerous people inside and outside of the Corporation to:

- indicate that he would be at the 2005 Annual Meeting and intended to discuss various issues related to his employment at the Corporation and to directly engage Kenneth D. Lewis, the Corporation's Chairman, Chief Executive Officer and President about his personal issues;
- threaten litigation in connection with his termination; and
- state that he will do whatever it takes and whatever necessary to get even with the people that did him wrong.

Based on these communications, the Corporation perceived that the Proponent was likely to cause a disturbance at the 2005 Annual Meeting and posed a threat of harm to other shareholders, employees and directors and, accordingly, denied the Proponent access to the 2005 Annual

Meeting. While the Proposal is facially neutral, it is clear that the subject matter of the Proposal relates directly to the Proponent's personal situation and the denial of his access to the 2005 Annual Meeting. The Division has regularly permitted the exclusion of proposals designed to redress a personal grievance. See *General Electric Company* (February 2, 2005); *Morgan Stanley* (January 4, 2003); *NSTAR* (March 15, 2000); and *US WEST* (February 22, 1999). Accordingly, since the Proposal deals with a matter that relates to the redress of the Proponent's personal grievance against the Corporation, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

4. The Company may omit the Proposal pursuant to Rules 14a-8(i)(10) because the Corporation has already substantially implemented the Proposal.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See *The Gap, Inc.* (March 4, 2005) and *Bank of America Corporation* (February 18, 2003). The Corporation has traditionally permitted all of its stockholders to attend its annual meetings and to speak at those meetings in accordance with the meeting rules. The only exception is when there is a reason to believe that the stockholder may cause a disturbance at the annual meeting or pose a threat of harm to other stockholders, or to the employees or directors of the Corporation. Accordingly, the proposal to permit stockholders shall be entitled to attend and speak at any and all annual meetings has not only been substantially implemented, but it has, in fact, been "fully effected" and should be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

cc: James Perry Slaton

EXHIBIT B

Bank of America

c/o EquiServe
P.O. Box 8694
Edison, NJ 08818-8694

ADMISSION TICKET TO 2005 ANNUAL MEETING

4701 00003337410
JAMES P SLATON
839 RIVER OAKS LN
CHARLOTTE, NC 28226

2005 ANNUAL MEETING OF STOCKHOLDERS

TIME: Wednesday, April 27, 2005, 10:00 am (local time)
PLACE: Belk Theater of the Blumenthal Performing Arts Center, Charlotte, North Carolina
AUDIOCAST: Live on the Internet at www.bankofamerica.com/investor
Instructions appear on the Internet site one week prior to the meeting.
ADMISSION: Valid admission ticket and picture identification required.

VOTER AUTHENTICATION NUMBER

7510 2240 154

Your vote is important. Please vote immediately.

Vote-by-Internet

1. Log on to the Internet and go to www.eproxyvote.com/bac
24 hours a day, 7 days a week.
2. Follow the instructions.

OR

Vote-by-Telephone

1. Call toll-free 1.877.PRX.VOTE (1.877.779.8683)
24 hours a day, 7 days a week.
2. Follow the instructions.

If you vote over the Internet or by telephone, please do not mail your proxy card.

[redacted]

DETACH HERE AND BRING ADMISSION TICKET TO MEETING

X **Please mark votes as in this example.**

4701 A 01 01 00003337410 50 47

456.0000 COM **1,002.3016 401K** **993.2870 401M**

The Board of Directors recommends a vote "FOR" Items 1 and 2 and a vote "AGAINST" Items 3 and 4.

1. Election of Directors

(01) William Barnet, III
(02) Charles W. Coker
(03) John T. Collins
(04) Gary L. Countryman
(05) Paul Fulton
(06) Charles K. Gifford
(07) W. Steven Jones
(08) Kenneth D. Lewis
(09) Walter E. Massey
(10) Thomas J. May
(11) Patricia E. Mitchell
(12) Edward L. Romero
(13) Thomas M. Ryan
(14) O. Temple Sloan, Jr.
(15) Meredith R. Spangler
(16) Robert L. Tillman
(17) Jackie M. Ward

FOR ALL NOMINEES WITHHOLD FROM ALL NOMINEES

For all nominees except as noted above

	FOR	AGAINST	ABSTAIN
2. Ratification of Independent Public Accountants			
3. Stockholder Proposal - Political Contributions			
4. Stockholder Proposal - Nomination of Directors			

V7A2 12582 1PG.A 112581 112581 1 1..--------

Mark this box if you have any address changes and/or comments.

I/We plan on attending the Annual Meeting.

JAMES P SLATON
839 RIVER OAKS LN
CHARLOTTE, NC 28226

Signature:________________ Date:________ Signature:________________ Date:________

Please sign as name(s) appears hereon. Give full title if you are signing for a corporation, partnership or other entity, or as attorney, administrator, executor, guardian, trustee or in any other representative cap

EXHIBIT C

Perry Slaton

From: "Perry Slaton" <perryslaton@carolina.rr.com>
To: <william.mostyn@bankofamerica.com>
Sent: Thursday, January 05, 2006 8:51 AM
Subject: Slaton Proposal 2006 Proxy Materials

Mr. Mostyn,

This purpose of this email is to advise you that I will continue to hold my Bank of America Securities through the date of Bank of America's 2006 Annual Shareholder's Meeting. I have continuously held these securities for at least one year.

Please note I have the required number of shares to submit a Shareholder Proposal. This was documented on my admission ticket to the 2005 Annual Meeting. This is proof that my name appears in Bank of America's records as a shareholder.

James P. (Perry) Slaton

Perry Slaton

From: "Mostyn, William" <william.mostyn@bankofamerica.com>
To: "Perry Slaton" <perryslaton@carolina.rr.com>
Sent: Thursday, January 05, 2006 8:58 AM
Attach: ATT00110.txt
Subject: Read: Slaton Proposal 2006 Proxy Materials

Your message

To: Mostyn, William
Subject: Slaton Proposal 2006 Proxy Materials
Sent: Thu, 5 Jan 2006 08:51:33 -0500

was read on Thu, 5 Jan 2006 08:58:23 -0500

EXHIBIT D

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. James Perry Slaton
211 Newbury Circle
Westminister, SC 29693

rec'd 11/7/05 lcmo

COMPLETE THIS SECTION ON DELIVERY

A. Signature ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery 11/4/05

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7003 1010 0000 8694 6759

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

SOMEONE'S INITIALS UNKNOWN TO ME

NOT MY SIGNATURE OR WRITING

EXHIBIT E

individually and together best serve the stockholders. The ambiguity created by having to nominate at least fifty percent more nominees than there are open board seats could result in a Board that, in the aggregate, lacks diversity or lacks certain skills and levels of experience.

Under the current procedures, the Board believes that each nominee selected possesses the necessary skills and expertise to best serve the stockholders. The Board does not believe that it is in the best interests of stockholders, or consistent with the Board's fiduciary duties, to propose additional directors who are not the corporate governance committee's first choice. Approval of the proposal would require the Board to recommend both the individual who it believes is the best qualified to serve as a director and additional candidates who may be viewed less favorably by the Board. Accordingly, the proposal could result in a fragmented and ineffectual Board.

The Board believes the existing process for evaluating potential candidates, including those proposed by stockholders, is the most efficient way to present stockholders with qualified directors.

PROPOSALS FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS

If you would like to have a proposal considered for inclusion in the proxy statement for the 2006 Annual Meeting, you must submit your proposal no later than November 28, 2005.

If you wish to submit a proposal for consideration at the 2006 Annual Meeting, but which will not be included in the proxy statement for such meeting, you must submit your proposal no earlier than November 28, 2005 and no later than January 12, 2006.

You must submit proposals in writing to the attention of the Corporate Secretary at the following address: Bank of America Corporation, Attention: Corporate Secretary, 101 South Tryon Street, NC1-002-29-01, Charlotte, North Carolina 28255.